

December 22, 2010

Mr. Anthony Pizzacalla
President & Treasurer
Secure Window Blinds, Inc.
112 North Curry Street
Carson City, NV 89703

     Re: Secure Window Blinds, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
             File No. 000-54009

Dear Mr. Pizzacalla:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 19

1.   Please amend your Form 10-K to also provide your certifying officers' conclusion as to the effectiveness of your "disclosure controls and procedures" as of December 31, 2009, as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the "Item" being amended and currently dated certifications that refer to the amended form.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4. Controls and Procedures, page 12

2.   It appears that the first two paragraphs of your disclosure represent a management report on internal controls over financial reporting. We remind you that management's report

on internal control over financial reporting, as provided in Item 308(T)(a) of Regulation S-K, is required in annual filings but is not required in quarterly filings. However, in both annual and quarterly filings, you are required to disclose any changes in internal control over financial reporting during the last fiscal quarter. We also note that you did not provide your certifying officers' conclusion as to the effectiveness of your "disclosure controls and procedures" as required by Item 307 of Regulation S-K. In this regard, please amend your Form 10-Q to remove the first two paragraphs of your disclosures and replace this information with your certifying officers' conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2010. Therefore, please amend both filings accordingly. We remind you that the amendments must contain the complete text of the "Item" being amended and currently dated certifications that refer to the amended forms.

Exhibit 32.1 – Section 906 Certification

3.   We note that the certification in your Form 10-Q for the fiscal quarter ended June 30, 2010 refers to the three-month period ended March 31, 2010. Please amend your Form 10-Q to revise the section 906 certification to correctly identify the form as "the Quarterly Report on Form 10-Q for the period ending June 30, 2010."

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

General

4.   Please file your delinquent Form 10-Q for the fiscal quarter ended September 30, 2010.

5.   In all future annual and quarterly filings, please ensure that you provide your certifying officers' conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, as required by Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Anthony Pizzacalla
Secure Window Blinds, Inc.
December 22, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief